HANMI FINANCIAL CORPORATION

3660 Wilshire Boulevard, Penthouse Suite A

Los Angeles, California 90010

July 11, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanmi Financial Corporation

Registration Statement on Form S-4 (Registration Number 333-225818)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Hanmi Financial Corporation, a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on July 12, 2018 at 4:00 p.m., or as soon thereafter as is practicable.

Very Truly Yours,

/s/ C. G. Kum
C. G. Kum
Chief Executive Officer